02036939

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
for the Year Ended December 31, 2001

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

1-15094

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .

OJSC MOBILE TELESYSTEMS

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 and 2000

TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

ANDERSEN

Report of Independent Public Accountants

To Mobile TeleSystems:

We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen ZAO

Moscow, Russia
April 18, 2002

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2000 and 2001

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2000	December 31 2001
CURRENT ASSETS:		
Cash and cash equivalents (Note7)	$75,828	$219,629
Short-term investments (Note 8)	170,000	85,304
Trade receivables, net (Note 9)	15,817	24,258
Accounts receivable, related parties (Note 22)	4,937	2,377
Inventory, net (Note 10)	23,551	26,184
Prepaid expenses	11,268	22,712
VAT receivable	17,741	82,216
Deferred tax asset (Note 19)	2,071	12,040
Other current assets	8,771	8,374
Total current assets	329,984	483,094
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $87,676 and $168,989, respectively (Note 11)	439,307	841,308
LICENSES, net of accumulated amortization of $43,913 and $79,783, respectively (Notes 6 and 25)	204,996	297,490
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $33,648 and $52,953, respectively (Note 12)	57,586	83,507
GOODWILL, net of accumulated amortization of $14,756 and $20,861, respectively (Note 6)	27,984	22,411
SUBSCRIBER ACQUISITION COSTS, net of accumulated amortization of $74,803 and $nil, respectively (Note 13)	27,553	—
DEBT ISSUANCE COSTS, net of accumulated amortization of $900 and $1,209, respectively (Note 1)	450	3,997
INVESTMENTS IN AND ADVANCES TO AFFILIATES	13,472	740
Total assets	$1,101,332	$1,732,547

MOBILE TELESYSTEMS
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2000 and 2001

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2000	December 31 2001
CURRENT LIABILITIES:		
Accounts payable, related parties (Note 22)	$5,797	$6,142
Trade accounts payable	37,860	106,068
Deferred connection fees (Note 14)	14,923	21,419
Subscriber prepayments and deposits	44,610	63,741
Debt, current portion (Note 15)	24,000	18,245
Promissory notes payable, current portion (Note 17)	—	580
Capital lease obligation, current portion (Notes 16 and 22)	—	14,401
Income tax payable	15,082	23,078
Accrued liabilities (Note 18)	38,175	51,626
Other payables	2,316	3,357
Total current liabilities	182,762	308,657
LONG-TERM LIABILITIES:		
Notes payable, net of discount (Note 15)	—	248,976
Debt, net of current portion (Note 15)	23,305	30,150
Capital lease obligation, net of current portion (Notes 16 and 22)	—	7,696
Promissory notes payable, net of current portion (Note 17)	5,468	5,792
Deferred connection fees, net of current portion (Note 14)	16,630	26,269
Deferred taxes (Note 19)	72,083	72,192
Total long-term liabilities	117,486	391,075
Total liabilities	300,248	699,732
COMMITMENTS AND CONTINGENCIES	—	—
MINORITY INTEREST	—	12,999
SHAREHOLDERS' EQUITY:		
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of September 30, 2001 and December 31, 2000, 345,244,080 of which are in the form of ADS (Note 1))	50,558	50,558
Treasury stock (9,966,631 common shares at cost) (Note 21)	(10,206)	(10,206)
Additional paid-in capital	552,030	555,794
Shareholder receivable	(49,519)	(38,958)
Retained earnings	258,221	462,628
Total shareholders' equity	801,084	1,019,816
Total liabilities and shareholders' equity	$1,101,332	$1,732,547

The accompanying notes to financial statements
are an integral part of these statements.

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31		
	1999	2000	2001
NET REVENUES:			
Service revenues	$ 314,568	$ 484,469	$830,308
Connection fees	12,755	14,885	21,066
Equipment sales	31,004	36,358	41,873
	358,327	535,712	893,247
COST OF SERVICES AND PRODUCTS (including related party amounts of $17,219, $20,040 and $30,537, respectively):			
Interconnection and line rental	38,958	41,915	75,278
Roaming expenses	21,725	41,178	68,387
Cost of equipment	29,932	39,217	39,828
	90,615	122,310	183,493
OPERATING EXPENSES (including related party amounts of $9,670, $5,064 and $8,882, respectively and expenses associated with management stock bonus plan of $nil, $5,297 and $nil, respectively) (Note 21 and 23):	74,612	110,242	134,598
SALES AND MARKETING EXPENSES (including related party amounts of $930, $6,400 and $8,707, respectively):	23,722	76,429	107,729
DEPRECIATION AND AMORTIZATION	53,766	87,684	133,143
Net operating income	115,612	139,047	334,284
CURRENCY EXCHANGE AND TRANSLATION LOSSES	3,238	1,066	1,871
OTHER EXPENSES (INCOME) (including related party amounts of $nil, $952 and $2,978, respectively, (Note 22)):			
Interest income (Note 8)	(801)	(7,626)	(11,829)
Interest expenses, net of amounts capitalized	11,805	11,335	6,944
Impairment of investments and other	(829)	(502)	10,108
Total other expenses, net	10,175	3,207	5,223
Income before provision for income taxes and minority interest	102,199	134,774	327,190
PROVISION FOR INCOME TAXES (Note 19)	18,829	51,154	97,414
MINORITY INTEREST	(2,291)	(6,428)	6,614
NET INCOME before cumulative effect of a change in accounting principle and extraordinary gain	85,661	90,048	223,162
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 (Note 4)	-	-	(17,909)
Extraordinary gain on debt repayment, net of income taxes of $667 (Note 15)	-	-	2,113
NET INCOME	$85,661	$ 90,048	$ 207,366
Weighted average number of shares outstanding	1,634,527,440	1,806,968,096	1,983,359,507
Earnings per share (basic and diluted):			
Net income before cumulative effect of a change in accounting principle and extraordinary gain	$ 0.052	$ 0.050	$ 0.113
Cumulative effect of a change in accounting principle	—	—	(0.009)
Extraordinary gain on debt repayment	—	—	0.001
Net income	$ 0.052	$ 0.050	$ 0.105

The accompanying notes to financial statements
are an integral part of these statements.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Shareholder Receivable	Retained Earnings	Total
	Shares	Amount	Shares	Amount				
BALANCES, December 31, 1999	1,634,527,440	$ 49,276	—	—	$ 182,975	$ (70,331)	$ 181,804	$ 343,724
Receivable from Sistema:								
Increases for interest	—	—	—	—	6,268	(6,268)	—	—
Payments from Sistema	—	—	—	—	—	27,080	—	27,080
Issuance of common shares, net of direct expenses (Note 1)	345,244,080	1,233	—	—	347,320	—	—	348,553
Purchase of treasury stock under the stock bonus plan and stock option plan (Note 21)	13,554,618	49	(13,554,618)	(13,880)	13,831	—	—	—
Exercise of stock bonus plan (Note 21)			3,587,987	3,674	(3,661)	—	—	13
Non-cash expense associated with issuance of stock bonus to employees	—	—	—	—	5,297	—	—	5,297
Net income	—	—	—	—	—	—	90,048	90,048
Dividends declared	—	—	—	—	—	—	(13,631)	(13,631)
BALANCES, December 31, 2000	1,993,326,138	50,558	(9,966,631)	(10,206)	552,030	(49,519)	258,221	801,084
Receivable from Sistema:								
Increases for interest	—	—	—	—	3,764	(3,764)	—	—
Payments from Sistema	—	—	—	—	—	14,325	—	14,325
Net income	—	—	—	—	—	—	207,366	207,366
Dividends declared	—	—	—	—	—	—	(2,959)	(2,959)
BALANCES, December 31, 2001	1,993,366,138	$ 50,558	(9,966,631)	$(10,206)	$ 555,794	$ (38,958)	$ 462,628	$1,019,816

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001

(Amounts in thousands of U.S. dollars, except share amounts)

	1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income after cumulative effect on prior years (to December 31, 2000) of a change in accounting principle ..	$ 85,661	$ 90,048	$ 207,366
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest	(2,291)	(6,428)	6,614
Depreciation and amortization	53,766	87,684	133,143
Amortization of deferred connection fees	(12,755)	(14,867)	(20,027)
Deferred subscriber acquisition cost	(23,674)	(49,232)	(30,978)
Amortization of deferred subscriber acquisition costs	12,285	53,604	30,978
Cumulative effect of a change in accounting principle	—	—	17,909
Gain on debt extinguishment	—	—	(2,113)
Provision for obsolete inventory	590	2,114	2,543
Provision for doubtful accounts	8,006	2,403	3,219
Provision for other assets	379	—	—
Loan interest accrued	11,809	11,335	5,845
Loan interest paid	(11,431)	(17,850)	(4,068)
Deferred taxes	(17,594)	(932)	(49,742)
Non-cash expenses associated with stock bonus plan	—	5,297	—
Impairment of investments	—	—	10,000
Changes in operating assets and liabilities:			
Decrease / (Increase) in trade receivables	3,435	6,730	(7,181)
Decrease/(Increase) in accounts receivable, related parties	(5,245)	4,223	(3,091)
Increase in inventory	(8,074)	(8,922)	(4,129)
Increase in prepaid expenses	(267)	(1,680)	(8,552)
Increase in VAT receivable	(2,944)	(6,033)	(59,618)
(Increase)/Decrease in other current assets	2,818	(7,363)	1,613
Increase/(Decrease) in accounts payable, related parties..	(11,921)	743	1,049
(Decrease)/Increase in trade accounts payable	29,143	(29,801)	20,470
Increase in subscriber prepayments and deposits and deferred connection fees	7,901	43,382	19,424
Increase/(Decrease) in income tax payable	(7,401)	19,787	49,980
Increase in accrued liabilities and other payables	4,605	6,672	17,547
Net cash provided by operating activities	116,801	190,914	338,201
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of UDN-900, net of cash acquired	(180)	—	—
Purchase of ACC, net of cash acquired	(83)	—	—
Purchase of Telecom XXI, net of cash acquired	—	—	(49,680)
Purchase of Telecom 900, net of cash acquired	—	—	(25,665)
Purchase of ReCom, net of cash acquired	—	—	(199)
Purchase of Novitel, net of cash acquired	—	—	13
Purchase of 20% interest in Rosico	—	(16,085)	—
Purchase of 32.5% interest in MSS	—	—	(327)
Purchase of property, plant and equipment	(109,012)	(194,983)	(396,667)
Purchase of intangible assets	(9,326)	(29,915)	(44,533)
Purchases of short term investments	—	(170,000)	(110,000)
Proceeds from sale of short term investments	—	—	195,602
Other non-current assets realized	2,313	—	—

Decrease/(Increase) in investments in and advances to affiliates	1,104	(12,366)	(10,067)
Net cash used in investing activities	(115,184)	(423,349)	(441,523)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of capital stock, net of direct expenses	—	348,553	—
Proceeds from issuance of notes, net of underwriter discount	—	—	248,135
Notes issuance cost	—	—	(3,856)
Capital lease obligation principal paid	—	—	(7,947)
Dividends paid	(11,224)	(14,425)	(2,959)
Proceeds from short-term debt	18,000	—	13,577
Loan principal paid	(18,333)	(62,665)	(13,683)
Payments from Sistema	—	27,080	14,325
Net cash provided by (used in) financing activities	(11,557)	298,543	247,592
Effect of exchange rate changes on cash and cash equivalents	(944)	(280)	(469)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	(10,884)	65,828	143,801
CASH AND CASH EQUIVALENTS, at beginning of year	20,884	10,000	75,828
CASH AND CASH EQUIVALENTS, at end of year	$10,000	$75,828	$219,629
SUPPLEMENTAL INFORMATION:			
Income taxes paid	$ 59,484	$ 35,052	$ 129,418

The accompanying notes to financial statements are an integral part of these statements.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

1. General

Business of the Company

MTS was created in October 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. Over the recent years the Company has expanded in 44 other regions of Russia.

MTS was originally registered on October 28, 1993 as a closed joint stock company, and began commercial operations in the middle of 1994.

In November 1993, MTS was granted a 900 MHz or GSM-900 cellular license for operation in Moscow and the Moscow region. The license gave MTS the exclusive right to operate on the GSM-900 standard for 10 years from the commencement of operations. In June 1998, MTS was granted a new license, which gave MTS the right to operate on the GSM standard up to December 2004, however exclusive operating rights were no longer guaranteed.

In 1997, MTS was granted GSM-900 cellular licenses for operations in the Tver region as well as the Kostroma region and the Komi Republic (See Note 25 Operating Licenses).

In 1998, MTS acquired controlling stakes in Rosico (80%) and RTC (100%), both Russian joint stock companies, which hold licenses to operate, respectively, GSM-1800 and GSM-900 cellular networks in Moscow, certain areas in Central and Northern Russia, the Urals and Western Siberia and GSM-900 cellular networks in certain regions in Central Russia. During 2000, MTS purchased the remaining 20% of Rosico stock.

In 1998 MTS acquired 49.9% of ReCom, a Russian joint stock company. In April 2001, MTS acquired an additional 4% of the outstanding common stock of ReCom from a third party increasing its share in ReCom to 53.9%. ReCom holds GSM –900 licenses for operations in Voronezh, Belgorod, Bryansk, Kursk, Lipetsk, and Orel regions of Russia (Note 6 Businesses Acquired).

In 1999, MTS acquired 51% of Udmurt Digital Network (UDN-900), a Russian closed joint stock company, which is licensed to operate a GSM-900 cellular network in the Udmurt region, and 100% of Amur Cellular Communications (ACC), a Russian closed joint stock company, which is licensed to operate a GSM-900 cellular network in the Amursk region.

In March 2000, MTS acquired a 51% interest in Mobilnye Sistemy Svyazi OJSC, or MSS, a Russian open joint-stock company. In 2001, MTS purchased an additional 32.5% of MSS stock for approximately $327, increasing its share in MSS up to 83.5% as of December 31, 2001. MSS has License No. 5544 to operate a GSM- 900 network in the Omsk region of Russia.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint stock company, for $49,742. Telecom XXI holds GSM-900/1800 licenses for operations in St. Petersburg and in the following nine Northwestern regions of Russia: Karelia Republic, Nenetsky autonomous district, Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov regions (Note 6 Business Acquired).

In August 2001, MTS acquired 81% of the outstanding common stock of Telecom–900, a Russian closed joint - stock company, for $27,630. Telecom–900 is a company holding controlling interests in three Russian regional companies, namely Uraltel (Ekaterinburg) (53.175%), SCS–900 (Novosibirsk) (51%) and FECS–900 (Khabarovsk) (60%) ("the Telecom 900 Group"), which hold GSM licenses for operation in Altai republic, Ekaterinburg, Sverdlovsk, Novosibirsk and Khabarovsk regions of Russia (see also Notes 6 Business Acquired, 11 Property, Plant and Equipemnt and 16 Capital lease obligations).

On October 22, 2001 MTS acquired 51% of the outstanding common stock of Novitel, Russian closed joint -stock company, for the total amount of $1,426. Novitel is a dealer of mobile phones and accessories in Moscow.

Reorganization

In March 2000, closed joint stock company Mobile TeleSystems was merged with RTC, MTS' wholly owned subsidiary, to create the open joint stock company Mobile TeleSystems. This corporate merger has been accounted for at historical cost in a manner similar to that in pooling of interest accounting because the merged companies were entities under common control.

The accompanying financial statements represent those of open joint stock company Mobile TeleSystems and its legal predecessor, closed joint stock company Mobile TeleSystems. Shares, earnings per share and other per share information have been restated in the accompanying financial statements to give retroactive effect to the capital structure of open joint stock company Mobile TeleSystems.

Initial Public Offering

In July 2000, the Company issued additional shares in an initial public offering on the New York Stock Exchange. The Company's shares are traded in the form of American Depositary Shares (ADS). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares in the offering. Proceeds from the offering, net of underwriting discount, were $353 million (see also Note 21 Management Stock Bonus and Stock Option Plans).

Issuance of Notes

On December 21, 2001 Mobile TeleSystems Finance S.A. ("MTS Finance"), a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at a price of

(Amounts in thousands of U.S. dollars, unless otherwise stated)

99.254%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized.

Ownership

As of December 31, 2000 and 2001, MTS' shareholders of record and their respective percentage direct interests were as follows:

Joint Stock Financial Corporation "Sistema" ("Sistema")	34.8%
DeTeMobil GmbH ("DeTeMobil")	36.2%
Vast, Limited Liability Company ("Vast")	3.0%
Invest-Svyaz-Holding, Closed Joint Stock Company	8.0%
ADS Holders	18.0%
	100.0%

2. Russian Environment

General

Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation.

Currency Exchange and Control

Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000 and 2001, the Ruble's value fluctuated between 26.9 and 30.3 to 1 US Dollar. As of April 18, 2002, the exchange rate was 31.15 Rubles to 1 US Dollar.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Rubles.

MTS's principal currency exchange rate risk arises from the fact that the majority of cash outflows as well as debt and accounts payable balances are either denominated in or tightly linked to the U.S. dollar. As a result, devaluation of the ruble against the U.S. dollar can adversely affect the Company by increasing its costs in ruble terms. In order to manage against this risk, the Company links its tariffs, which are payable in rubles, to the U.S. dollar. The effectiveness of this risk management policy is limited, however, as the Company cannot always increase its tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenue in U.S. dollar terms. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. These losses, which are included in currency exchange and translation losses in the accompanying consolidated statements of operations, were approximately $3.2 million in 1999, approximately $1.1 million in 2000 and $1.9 million in 2001. Continued devaluation of the ruble against the U.S. dollar may have a significant negative effect on the Company's financial position and results of its operations.

Inflation

The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

	Annual Inflation
2001	18.6%
2000	20.2%
1999	36.5%

The Company's principal inflation rate risk arises in connection with probable decrease of sales resulting from decrease of customers' demand, as the Company's services may become expensive and exclusive. As substantially all of the Company' costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, when the rate of inflation exceeds the rate of devaluation of the ruble against the U.S. dollar, as was the case for years prior to 1998 and in 1999, the Company can experience inflation-driven increases in dollar terms of certain of its costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, the Company may not be able to raise its tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation relative to the rate of devaluation could increase the Company's costs and decrease the Company's operating margins.

Management is unable to estimate what developments may occur or the resulting effect of any such developments on MTS' financial condition or future results of operations. MTS will continue to be affected, for the foreseeable future, by the country's unstable economy. The financial statements do not include any adjustment that may result from these uncertainties.

Impairment of long-lived assets

As a result of significant devaluation of the ruble described above, MTS has reassessed the recoverability of its investments in long-lived assets, including property, plant and equipment and intangible assets. MTS' accounting policies require an impairment loss to be recognized whenever a review demonstrates that the book value of a long-lived asset is not recoverable in terms of net undiscounted future cash flows.

Management has considered several factors in its analysis, including the following:

- the continued use of each significant segment of its existing network,
- investment needed to build up MTS' network in accordance with current operating plans,
- the development of license areas acquired, in particular in relation to value allocated to licenses of Rosico (See Note 4), and
- management's assessment of the current economic situation.

Based on these factors management has determined that no impairment has occurred in relation to its investment in long-lived assets during the year ended December 31, 2001. However, management believes that it is reasonably possible that its carrying value for Rosico licenses could be significantly affected by the volatility of the Russian economy. Assuming that the Russian economic situation deteriorates over the next few years, the possible impact could be material to MTS' financial position and results of operations.

Taxation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of MTS' tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection. Accordingly, as of December 31, 2001, substantially all of the tax declarations of MTS for the preceding three years are open to further review.

Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3. Summary of Significant Accounting Policies

Accounting Principles

MTS maintains its accounting books and records in Russian rubles based on Russian accounting regulations. The accompanying consolidated financial statements have been prepared in order to present MTS' financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and expressed in terms of U.S. dollars.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of MTS and its subsidiaries in which MTS has a direct controlling interest. All significant intercompany balances and transactions have been eliminated.

As of December 31, 2000 and 2001, MTS has investments in the following legal entities:

	Accounting Method	December 31	
		2000	2001
Rosico	Consolidated	100.0%	100.0%
ReCom	Equity/Consolidated	49.9%	53.9%
MTS-Komi Republic (MTS-RK)	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver (MTS-T)	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	51.0%	83.5%
MTS-NN	Consolidated	—	65.0%
Telecom XXI	Consolidated	—	100.0%
Telecom-900	Consolidated	—	81.0%
Novitel	Consolidated	—	51%
MTS Finance [(1)]	Consolidated	—	100%

[(1)] Represents beneficial ownership.

In 2001, minority interest reflects minority shareholders' interests in ReCom, in Telecom – 900, in UDN-900 and in Novitel. During 2001, no loss has been allocated to the minority shareholders of as the balance in the minority interests account has been reduced to nil.

Translation methodology

Translation (remeasurement) of MTS' ruble denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52 "Foreign currency translation", as they relate to hyperinflationary economies. The objective of this remeasurement process is to produce the same results that would have been reported if the U.S. dollar had been the functional currency.

Monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Capital contributions at the time of Company formation have been translated at the official rate of 1.01 rubles to 1 U.S. dollar as stated in the MTS Foundation Agreement. Capital contributions at later dates have been recorded at the historical translation rate on the date of the investment. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying consolidated statements of operations.

Management estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash represents cash on hand and in MTS' bank accounts and short-term investments having original maturities of, or termination clauses for, less than three months.

Short term investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at cost.

Allowance for doubtful accounts

MTS provides an allowance for doubtful accounts based on management's periodic review of accounts, including the delinquency of account balances.

Prepaid expenses

Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

Inventory

Inventory, accounted for at lower of cost, on a FIFO basis, or market consists of telephones, accessories and spare parts for equipment.

Obsolescence reserves are provided based on specific monthly review of significant inventoried items and expensed as cost of services and products.

Value-added taxes

Value-added taxes related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

VAT related to purchase transactions that are not currently reclaimable as of the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, plant and equipment

Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over their expected useful lives as follows:

Network and base station equipment	5 - 8 years
Leasehold improvements	shorter of 10 years or lease term
Office equipment, computers and software	5 years
Buildings	50 years
Vehicles	4 years

Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is ready for its intended use.

Maintenance and repair costs are expensed as incurred; while upgrades and improvements are capitalized. MTS capitalizes interest costs with respect to qualifying construction projects.

Other intangible assets

Intangible assets represent various purchased software costs (including the billing system), deferred telephone numbering capacity, and rights to use premises. A significant portion of the rights to use premises were contributed by shareholders to MTS' charter capital. Deferred telephone numbering capacity costs are being amortized over five to ten years and the rights to use premises are being amortized over ten years. Amortization of deferred numbering capacity costs started immediately upon the purchase of numbering capacity. The billing system and other software costs are amortized over four years. Other intangible assets are being amortized over three to four years. All intangible assets are being amortized using the straight-line method.

License costs

License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations (See Note 6) and (b) licenses granted directly from government organizations which require license payments.

License costs are amortized, subject to periodic review for impairment, on the straight-line method over the term of the license commencing from the date such license area becomes commercially operational.

Goodwill

Goodwill represents the purchase price for businesses acquired in excess of the fair value of net assets identified, primarily related to MTS' acquisition of Rosico. Goodwill is amortized on a straight-line basis over seven years. Amortization expense during each of the years ended December 31, 1999, 2000 and 2001 amounted to $6.1 million.

Leasing arrangements

The Company accounts for leases based on the requirements of Statement of Financial Accounting Standards No. 13, "Accounting for Leases". The Telecom 900 Group leases operating facilities, which include switches, base stations and other cellular network equipment as well as the billing system. All these leases were classified as capital leases.

The present value of future minimum lease payments at the inception of the lease is reflected as a liability in the balance sheet. Amounts due within one year are classified as short term liabilities and the remaining balance as long-term liabilities. The interest rate implicit in the leases varies from to 4% to 54%.

Subscriber acquisition costs

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS's independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. Effective 2001, MTS changed its accounting policy and now expenses subscriber acquisition costs as incurred. The change was made to facilitate the comparison of MTS's results with other telecommunication companies (See also Note 4 Accounting Changes).

Investments

Beginning in 1998, MTS has acquired interests in several Russian legal entities, engaged in telecommunications activity. Investments in entities where MTS holds 20 to 50% and can exercise significant influence but not control are accounted for under the equity method. All investments are made in companies that are not traded in open markets. Management periodically assesses realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value

Debt issuance costs

Debt issuance costs are amortized using the effective interest method over the terms of the related loans.

Impairment of long-lived assets

MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of.* Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to generated from the assets. During the years ended December 31, 1999, 2000 and 2001, management believes that no such impairments have occurred.

Subscriber prepayments

In 1998, MTS initiated a program whereby subscribers were required to pay in advance for telecommunications services. All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded to revenues until the related services have been provided to the subscriber.

Revenue recognition

Revenues are recognized on an accrual basis, i.e. when the goods and services are actually provided regardless of when the resulting monetary or financial flow occurs.

MTS categorizes the revenue sources in the statements of operations as follows:

1. Service revenues: (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS' network and (e) prepaid phone cards
2. Connection fees.
3. Equipment sales: (a) sales of handsets as part of contracts and (b) sales of accessories.

Subscription fees

MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage charges and Value added services fees

Call fees consist of fees based on airtime used by the caller, the destination of the call and the service utilized.

Fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, Internet usage and data services. MTS recognizes revenues related to usage charges and value added services in the period when services were rendered.

Pre-paid phone cards

MTS also sells to subscribers pre-paid phone cards, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Company, such as short messages and sending or receiving faxes.

At the time that the pre-paid phone card is purchased, MTS records the receipt of cash as subscriber deposit. The Company recognizes revenues from the phone cards in the period when subscriber uses time under the phone card. Unused time on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the prepaid phone card has expired.

Roaming fees

MTS charges roaming per-minutes fees to other wireless operators for guest roamers utilizing MTS' network. Guest roaming fees were $44,048, $43,214 and $52,639 for the years ended December 31, 1999, 2000 and 2001, respectively.

Connection fees

MTS defers initial connection fees from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. The Company estimates that the average expected term of the subscriber relationship is three years and one quarter (see also Note 14 Deferred Connection Fees).

Equipment sales

(Amounts in thousands of U.S. dollars, unless otherwise stated)

MTS sells handsets and accessories to customers who are entering into contracts for service and as separate distinct transactions. The Company recognizes revenues from the handsets and accessories upon the delivery to the customer or upon the initial signing of the contract. These contracts do not require the customer to maintain future service with MTS. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded.

Expense recognition

Expenses incurred by MTS in relation to the provision of wireless communication services relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and maintenance of the network.

Calls made by subscribers from areas outside of territories are subject to roaming fees charged by the wireless provider in those territories. These roaming charges are recorded as air time revenues on a gross basis, with the related roaming charges being recorded as operating expense, as MTS acts as the principal in the transaction with the subscriber and bears the risk of non-collection from the subscriber.

The costs of the handset, whether sold to subscribers through the distribution channel or as part of the contract, are expensed as cost of equipment at the initial signing of the contract. Any discounts provided on the direct sale of the handset and any fees paid to dealer commissions are recorded as a component of sales and marketing expenses.

Taxation

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely that these assets will not be realized.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 1999, 2000 and 2001 were $11,437, $22,218 and $42,715, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statement of operations.

Earnings per share

Earnings per share have been determined using the weighted average number of shares outstanding during the year. Basic and diluted earnings per share are equivalent as all potentially dilutive securities have an exercise price less than the average stock price during the period. There are 1,856,692 stock options outstanding as of December 31, 2001. Earnings and other per share information have been restated to give retroactive effect to the merger of MTS and RTC in 2000 (See Note 1 General).

Fair value of financial instruments

(Amounts in thousands of U.S. dollars, unless otherwise stated)

The fair market value of financial instruments, consisting of cash and cash equivalents, current receivables, and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. Based on the on borrowing rates currently available to the Company for debt with similar terms and average maturities of the outstanding debt at December 31, 2000 and 2001, the fair value of long term debt was equivalent to fair value. The fair value of variable rate debt and promissory notes is equivalent to their carrying value.

It is not practical to determine the fair value of MTS's receivable from Sistema and advances to affiliates, due to the current instability in the Russian economy and its effect on interest rates appropriate for determining fair value.

Comprehensive income

Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. For the years ended December 31, 1999, 2000 and 2001, comprehensive income equaled net income.

Comparative information

Certain prior year amounts and disclosures have been reclassified to conform to the 2001 presentation.

Segment reporting

SFAS No. 131 requires that a business enterprise report financial and descriptive information about its reportable operating segments. MTS currently manages its business as one operating segment, and accordingly, does not report segment information. Furthermore, all of MTS' long-lived assets and revenues are derived in Russia.

Recently Adopted Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for derivative instruments and hedging activities*. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

In June 2000 Financial Accounting Standards Board issued SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133*. This Statement amends

(Amounts in thousands of U.S. dollars, unless otherwise stated)

the accounting and reporting standards of Statement 133 for certain derivative instruments and certain hedging activities. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000.

MTS adopted SFAS 133 effective January 1, 2001. SFAS 133 and SFAS 138 have not had a material effect on MTS' consolidated balance sheet or its results of operations.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Had SFAS No. 142 been applied since January 1, 2000, we would not have recognized expenses related to amortization of goodwill of $6.1 million for the year ended December 31, 2001. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption, the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. The Company has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is

(Amounts in thousands of U.S. dollars, unless otherwise stated)

incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

In October 2001, FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Whilst it supersedes APB Opinion 30 "Reporting the Results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

4. Accounting Changes

Effective 2001, the Company changed its accounting principle regarding recognition of subscriber acquisition costs (see also Note 13 Deferred Subscriber Acquisition Costs). Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS's independent dealers. Prior to the 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS's results with other telecommunication companies.

As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of December 31, 2000 in the amount of $17,909 (net of $9,644 in taxes) was expensed and included in income during the year ended December 31, 2001.

The following pro forma amounts for the years ended December 30, 1999, 2000 and 2001 show the effect of the retroactive application of the new accounting principle for recognition of subscriber acquisition costs.

	December 31		
	1999	2000	2001
	(In thousands of U.S. dollars, except per share amounts)		
Net income	$78,258	$93,108	$225,275
Earnings per share, basic and diluted	$0.052	$0.050	$0.114

5. New Investments

On January 22, 2001 MTS and certain individuals established and registered closed joint stock company Mobile TeleSystems - Nizhny Novgorod (MTS-NN) located in Nizhny Novgorod. MTS's participation in charter capital of MTS-NN is 65%. Charter capital of MTS-NN is 100,000 Rubles (approximately $3.5).

On December 10, 2001, MTS established MTS Finance (see Note 1 General), a société anonyme organized for unlimited duration under the laws of Luxembourg. MTS Finance has authorized share capital of $125 divided into 1,000 shares with a par value of $125 per share, 999 of which MTS owns directly and one of which MTS beneficially owns through De Luxe Holding S.A. All 1,000 shares are fully paid.

In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus for a GSM 900/1800 license to operate in Belarus. Under the tender conditions, MTS paid $10 million which has been written off at December 31, 2001 (see Note 25 Impairment of investment in Belarus).

6. Businesses Acquired

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Rosico acquisition

In August 1998, MTS acquired from Sistema 80% of the outstanding common stock of Rosico, a Russian closed joint stock company, in exchange for 408,631,860 shares of newly issued common stock of MTS representing 25% of the issued and outstanding shares of MTS. Prior to the acquisition, Sistema held a 90% controlling interest in Rosico. Rosico holds GSM-1800 licenses covering the Moscow area, 18 regions of Central Russia and 11 regions in the Northern, the Urals and Western Siberia Regions of Russia.

During 2000, MTS completed other acquisitions of Rosico stock that are presented in the table below:

Date of acquisition	Seller	Number of shares	Percentage of ownership	Price per share	Total purchase price
August 2000	Bradleys of London LTD, a subsidiary of Sistema	1,232	7.2%	$ 5.8401	$ 7,195
September 2000	MGTS, a subsidiary of Sistema	392	2.3%	5.8674	2,300
December 2000	Siemens AG	1,710	10.0%	3.5614	6,090
December 2000	DeTeMobil	86	0.5%	5.8140	500
	Total	3,420	20.0%	—	$16,085

As of December 31, 2001 MTS owned 100% interest of Rosico.

Purchase of Mobilnye Sistemy Svyasi

In March 2000, MTS acquired for approximately $15 a 51% interest in Mobilnye Sistemy Svyazi OJSC, or MSS, a Russian open joint-stock company. In 2001, MTS acquired an additional 32.5% of MSS stock for approximately $327, increasing its ownership percentage to 83.5% as of December 31, 2001. MSS has license No. 5544 to operate a GSM- 900 network in the Omsk Region of Russia. At the time of acquisition, MSS had approximately 3,000 subscribers.

ReCom Acquisition

In 1998 MTS acquired 49.9% of ReCom, a Russian joint stock company for $11. In April 2001, MTS acquired an additional 4% of the outstanding common stock of ReCom for $1,000 increasing its share in ReCom up to 53.9%. The ReCom acquisition was accounted for using the purchase method of accounting. The finalized purchase price allocation was as follows:

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Current assets	$3,805
Non-current assets, net of allocated excess of fair value over cost	7,095
License costs, net of allocated excess of fair value over cost	8,864
Current liabilities	(16,100)
Deferred taxes	(2,127)
Minority interest	(526)
Purchase price allocation	$1,011

During 2000 and 2001, MTS acted as the general contractor for the construction of ReCom's network. During these years, MTS delivered to ReCom network equipment, at its amortized historical cost, in the amount of $19,516. In connection with this, on January 31, 2000, ReCom issued 773 bonds to MTS, convertible under certain circumstances into common stock of ReCom. These bonds have maturities varying from 2003 to 2005. In June 2001, MTS redeemed 27 of these bonds and received approximately $500 of cash. If MTS were to exercise conversion options in full, it would become holder of up to 73.6% of the outstanding common stock of ReCom. The amount of convertible bonds and all other intercompany transactions and balances were eliminated in MTS's consolidated financial statements as of December 31, 2001.

Telecom XXI Acquisition

In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint stock company, for $49,742. The Telecom XXI acquisition was accounted for using the purchase method of accounting. The finalized purchase price allocation was as follows:

Current assets	$849
Non-current assets, net of allocated excess of fair value over cost	167
License costs, net of allocated excess of fair value over cost	76,415
Current liabilities	(944)
Deferred taxes	(26,745)
Purchase price allocation	$49,742

Telecom – 900 Acquisition

In August 2001, MTS acquired 81% of the outstanding common stock of Telecom–900, a Russian closed joint - stock company, for $27,630 from Sistema.Telecom-900 acquisition was accounted for using the purchase method of accounting. The finalized purchase price allocation was as follows:

Current assets	$12,137
Non-current assets, net of allocated excess of fair value over cost	19,833
License costs, net of allocated excess of fair value over cost	43,087
Current liabilities	(23,195)
Non-current liabilities	(8,866)
Deferred taxes	(10,341)
Minority interest	(5,025)
Purchase price allocation	$27,630

Novitel Acquisition

On October 22, 2001 MTS acquired 51% of the outstanding common stock of Novitel, Russian closed joint -stock company, for the total amount of $1,426. Novitel acquisition was accounted for using the purchase method of accounting. The purchase price was allocated at the purchase date as follows:

Current assets	$1,312
Non-current assets	558
Other	533
Current liabilities	(57)
Non-current liabilities	(62)
Minority interest	(858)
Purchase price allocation	$1,426

Pro Forma Results of Operations (unaudited)

The following unaudited pro forma financial data for the years ended December 31, 2000 and 2001 give effect to the acquisitions of ReCom, Telecom XXI, Telecom 900 and Novitel as if they had occurred at the beginning of the respective years.

	December 31	
	2000	2001
	(In thousands of U.S. dollars except per share amounts)	
Net revenues	$563,048	$931,704
Net operating income	147,986	348,740
Net income	95,161	213,319
Earnings per share, Basic and Diluted	$0.053	$0.108

(Amounts in thousands of U.S. dollars, unless otherwise stated)

7. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2000 and 2001 were comprised as follows:

	December 31	
	2000	2001
Rubles	$ 9,950	$ 15,282
U.S. dollar deposits	50,607	195,000
U.S. dollars current accounts	14,999	7,578
Other	272	1,769
Total cash and cash equivalents	$ 75,828	$219,629

8. Short Term Investments

Short-term investments, denominated in US dollars, as of December 31, 2001 were comprised as follows:

	Annual interest rate	Maturity date	December 31 2001
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	$30,000
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	25,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Other			340
Total Short-term investments			$85,340

Short-term investments, denominated in US dollars, as of December 31, 2000 were comprised as follows:

	Annual interest rate	Maturity date	December 31 2000
OJSC Moscow Bank of Reconstruction and Development	6.0%	August 31, 2001	$ 30,000
OJSC Moscow Bank of Reconstruction and Development	5.8%	March 31, 2001	20,000

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Sberbank	9.5%	September 11, 2001	60,000
Sberbank	9.1%	September 11, 2001	60,000
Total Short-term investments			$170,000

Interest income for the years ended December 31, 1999, 2000 and 2001 amounted to $nil, $7,626 and $11,679, respectively. Interest receivable as of December 31, 2000 and 2001 amounted to $2,988 and $388, respectively, and is recorded as other current assets.

9. Trade Receivables

Trade receivables as of December 31, 2000 and 2001 were comprised as follows:

	December 31	
	2000	2001
Accounts receivable, subscribers	$ 9,280	$ 19,091
Accounts receivable, roaming	8,356	10,345
Allowance for doubtful accounts	(1,819)	(5,178)
Trade receivables, net	$ 15,817	$ 24,258

The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001:

	December 31		
	1999	2000	2001
Balance, beginning of year	$19,610	$5,395	$1,819
Balance of business acquired	—	—	140
Provision for doubtful accounts	8,006	2,403	3,219
Accounts receivable written off	(22,221)	(5,979)	—
Balance, end of year	$5,395	$ 1,819	$ 5,178

10. Inventory

MTS' inventory as of December 31, 2000 and 2001 was comprised as follows:

(Amounts in thousands of U.S. dollars, unless otherwise stated)

	December 31	
	2000	2001
Spare parts for base stations	$ 8,469	$ 10,795
Handsets and accessories	16,363	11,712
Other inventory	1,656	9,157
Provision for obsolescence	(2,937)	(5,480)
Inventory, net	$ 23,551	$ 26,184

Obsolescence expense during the year ended December 31, 1999, 2000 and 2001 amounted to $590, $2,114 and $2,543, respectively, and was included in operating expenses in the accompanying statements of operations.

11. Property, Plant and Equipment

The net book value of property, plant and equipment as of December 31, 2000 and 2001 was comprised as follows:

	December 31	
	2000	2001
Network and base station equipment (including leased network and base station equipment of $nil and $32,248, respectively)	$387,664	$601,951
Leasehold improvements	6,720	7,233
Office equipment, computers and software (including leased office equipment, computers and software of $nil and $1,824, respectively)	21,134	42,340
Buildings	12,301	37,412
Vehicles	2,725	4,931
Property, plant and equipment, at cost	430,544	693,867
Accumulated depreciation	(87,676)	(158,994)
Accumulated depreciation on leased property	—	(9,995)

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Equipment for installation	61,214	263,483
Construction in progress	35,225	52,947
Property, plant and equipment, net	$439,307	$ 841,308

All leased property, plant and equipment relate to Telecom 900 Group companies which were acquired by MTS in August 2001 (see Note 1 General), therefore there were no leased property, plant and equipment in 2000.

Depreciation expenses during the years ended December 31, 1999, 2000 and 2001 amounted to $24.8 million, $39.9 million and $73.7 million, respectively, including depreciation expenses for lease property, plant and equipment in the amount of $nil, $nil and $1,589, respectively.

12. Intangible Assets

Intangible assets at December 31, 2000 and 2001 were comprised as follows:

	December 31	
	2000	2001
Numbering capacity	$55,177	66,203
Rights to use premises	20,877	24,380
Software and other	15,180	45,877
	91,234	136,460
Accumulated amortization	(33,648)	(52,953)
Total intangible assets, net	$57,586	$83,507

As a result of limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunications operators in Moscow. Costs of acquiring numbering capacity are amortized over periods of five to ten years in accordance with the terms of the contract entered into to acquire such capacity. For contracts wherein the terms of use are unlimited, MTS amortizes such costs over ten years.

The principal component of MTS' right to use premises were obtained in the form of contributions to its original capital in 1993. These premises included MTS' administrative offices and facilities utilized for mobile switching centers.

Amortization expense during the years ended December 31, 1999, 2000 and 2001 amounted to $7.1 million, $12.9 million and $17.5 million, respectively.

13. Deferred Subscriber Acquisition Costs

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Deferred subscriber acquisition costs for the years ended December 31, 2000 and 2001 were as follows:

	December 31	
	2000	2001
Balance at beginning of year	$ 31,925	$ 27,553
Payments made and deferred during the year	49,232	30,978
Amounts amortized and recognized as expenses during the year	(53,604)	(58,531)
Balance at end of year	$ 27,553	—

Effective 2001, the Company changed its accounting principle regarding recognition of subscriber acquisition costs (see Note 16 Accounting Changes). Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS's results with other telecommunication companies.

14. Deferred Connection Fees

Deferred connection fees for the years ended December 31, 2000 and 2001 were as follows:

	December 31	
	2000	2001
Balance at beginning of year	$ 24,622	$ 31,553
Balance of business acquired	—	1,141
Payments received and deferred during the year	21,798	36,060
Amounts amortized and recognized as revenue during the year	(14,867)	(21,066)
Balance at end of year	$ 31,553	$ 47,688

MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and the estimated average subscriber life (see Note 3 Summary of Significant Accounting Policies).

15. Debt

The Notes

(Amounts in thousands of U.S. dollars, unless otherwise stated)

On December 21, 2001, MTS Finance, a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at the price of 99.254%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized.

These notes are subject to certain restrictive covenants including, but not limited to, limitations on the incurrence of additional indebtedness, limitations on the Company's ability to enter into sales leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

Ericsson Debt Restructuring

In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB ("Ericsson") that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years. The loan was repayable in ten equal consecutive quarterly payments of $6,000 commencing in 1999. The amounts advanced under the agreement bear interest of LIBOR plus 4%, the overdue amount bears interest at a rate of an additional 6% per annum.

Concurrent with the Company's acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either of Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS entered into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2001. The Company will record interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2001, Sistema has made payments to Rosico under this obligation in the amount of $41,405 of which $28,897 is repayable in the form of long-term, ruble-denominated promissory notes with 0% interest.

At December 31, 2000 and 2001, $42 million and $34.7 million were outstanding, respectively, under the Ericsson Loan at an interest rate then in effect of 10.0% and 6.5%, respectively. Interest payable on the Ericsson Loan as of December 31, 2000 and 2001 is $431 and $219, respectively, and is included in accrued liabilities.

On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

The following table presents a schedule by years of principal amount repayments as of December 31, 2001:

	December 31 2001
Payments due in the year ended December 31	
2002	$ 4,500
2003	6,750
2004	8,550
2005	11,700
2006	3,150
	$ 34,650

Dresdner credit facility

In July 1999, MTS entered into a rollover credit facility with "BNP – Dresdner Bank" ("Dresdner Bank") for the purpose of financing working capital. The credit facility in the amount up to $12 million was granted to MTS with the final repayment date no later than July 2, 2002. The amount advanced under the agreement bears interest of LIBOR plus 2.5% per annum. Default interest is 12% per annum. As of December 31, 2000 and 2001, there were no amounts outstanding on this facility.

Dresdner Bank Credit Facility to Telecom XXI

In November 2001, Telecom XXI entered into a credit facility with Dresdner Bank CJSC to borrow up to $20 million. Amounts borrowed by Telecom XXI under this credit facility are repayable within one to six months from the disbursement date and the credit facility has a final repayment date of November 2003. The borrowings bear interest of LIBOR plus 3.2% per annum. Any overdue amount currently bears interest at a rate of 12% per annum. At December 31, 2001 $3 million was outstanding under this agreement and is included in the current portion of long term debt.

International Moscow Bank Credit Facility to Telecom XXI

In November 2001, Telecom XXI entered into a credit facility with the International Moscow Bank to borrow up to $15 million. Amounts borrowed under the credit facility must be repaid within two months of the first disbursement under the credit facility and will bear interest of LIBOR plus 3.1% per annum. Any overdue amount bears interest at a rate of 7.9% per annum. At December 31, 2001 $10 million was outstanding under this agreement and is included in the current portion of long term debt.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Inkombank Credit Facility to MSS

In August 1997, MSS entered into a credit facility with OJSC "AB Inkombank" ("Inkombank") for the purposes of financing GSM 900 network development. A credit facility in the amount of up to $12 million was granted to MSS with a final repayment date no later than March 31, 2002. The amount advanced under the agreement bears interest of 16% per annum.

During December 2001, MTS negotiated with Inkombank to pay $4,169 immediately to extinguish the outstanding obligation of $6,949. This resulted in an extraordinary gain of $2,113, net of taxes of $667, upon the extinguishment.

16. Capital lease obligations

The following table presents a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2001:

	December 31
	2001
Payments due in the year ended December 31	
2002	$16,017
2003	7,779
2004	2,002
2005	198
Total minimum lease payments (undiscounted)	25,996
Less: Amount representing interest	(3,899)
Present value of net minimum lease payments	22,097
Less current portion of lease payable	(14,401)
Non-current portion of lease payable	$7,696

All leased property, plant and equipment relate to Telecom 900 Group companies which were acquired by MTS in August 2001 (see Note 1 General), therefore there were no leases payable as of December 31, 2000.

For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of December 31, 2001 see Note 22 Related Parties.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

17. Promissory Notes Payable

Promissory notes primarily represent MSS' outstanding notes payable to Motorola Inc. for delivery and installation of GSM-900 cellular equipment in the Omsk region. Promissory notes in the amount of $5.4 million were issued in April 1999. These promissory notes were due to be repaid on various dates through September 2001. On November 27, 2001, MSS entered into an agreement to restructure this liability. This restructuring established a new repayment schedule. MSS' total payments under this agreement have not changed by greater than 10% due to this restructuring. Promissory notes and the associated interest are to be repaid in regular installments starting from February 2002 up to May 2004. As of December 31, 2001 the amount of these promissory notes payable was $6,766, which represented the principal and accrued interest. The payments on these notes are due as follows:

2002	$818
2003	3,162
2004	2,786
Total principal and accrued interest	$ 6,766

18. Accrued Liabilities

Accrued liabilities at December 31, 2000 and 2001, were comprised as follows:

	December 31	
	2000	2001
VAT	$ 21,345	$ 31,213
Taxes other than income	10,816	13,781
Interest	1,909	1,636
Other accruals	4,105	4,996
Total accrued liabilities	$ 38,175	$ 51,626

19. Income Tax

MTS' provision for income taxes is as follows for the respective periods ended:

	December 31		
	1999	2000	2001
Current provision for income taxes	$ 36,423	$ 52,086	$ 138,092

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Deferred benefit for income taxes	(17,594)	(932)	(39,342)
Total	$ 18,829	$ 51,154	$ 97,414

MTS' statutory income tax rate in 1998 was 35%. From April 1, 1999, MTS' statutory income tax rate was 30% as a result of changes in Russian legislation. This reduction in the statutory income tax rate resulted in the recognition of a deferred tax benefit of approximately $15 million in 1999. From January 1, 2001, MTS' statutory income tax rate is 35% as a result of changes in Russian legislation. The increase in tax rate to 35% resulted in recognition of a deferred tax liability of approximately $10 million in 2000. In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate will be 24%. This reduction in the statutory income tax rate resulted in the recognition of a net deferred tax benefit of approximately $22 million in 2001. The statutory income tax rate reconciled to MTS' effective income tax rate is as follows for the respective periods ended:

	December 31		
	1999	2000	2001
Statutory income tax rate for year	30%	30%	35%
Adjustments:			
Effect from realization of benefits previously reserved	(7.7)	—	—
Expenses not deductible for Russian statutory taxation purposes	23.9	17.4	13.6
Tax allowance generated from investment in infrastructure	(16.7)	(18.2)	(8.3)
Effects of increase in income tax rate	—	7.0	—
Effects of decrease in income tax rate	(18.6)	—	(6.6)
Other	7.5	1.8	(3.9)
Effective income tax rate	18.4%	38.0%	29.7%

Unused credits may not be carried forward under Russian tax legislation. Accordingly, income tax credits are reflected in MTS' financial statements only to the extent, and in the year in which the credits are utilized.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Temporary differences between the Russian statutory accounts and these financial statements give rise to the following deferred tax assets and liabilities at December 31, 2000 and 2001:

	December 31	
	2000	2001
Assets/(liabilities) arising from tax effect of:		
Deferred tax assets		
Allowance for doubtful accounts	$ 671	$ 1,130
Deferred revenue and expenses	1,401	10,910
Loss carry forward (Rosico and MSS)	12,823	14,709
Other	4,865	11,183
	19,760	37,932
Reserve for deferred tax assets	(17,689)	(25,892)
Total deferred tax assets	$ 2,071	$ 12,040
Deferred tax liabilities		
Licenses acquired (Note 4)	(72,083)	(71,432)
Other	—	(760)
Total deferred tax liabilities	(72,083)	(72,192)
Net deferred tax (liability)	$ (70,012)	$ (60,152)

As of December 31, 2000 and 2001, Rosico and MSS were entitled to loss carry forwards in the amounts of $36,638 and $61,286, respectively. These loss carry forwards resulted in a deferred tax asset for the years ended December 31, 2000 and 2001 in the amounts of $12,823 and $14,709, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. Due to uncertainties with regards to Rosico's and MSS's ability to realize this benefit, a valuation reserve was provided for the entire amount.

20. Shareholders' Equity

In accordance with Russian statutory accounting regulations, earnings available for dividends are limited to profits, denominated in rubles, after certain deductions. At December 31, 2000 and 2001 retained earnings which are distributable under Russian legislation totaled 136 million rubles ($4,845) and 8,490 million rubles ($281,677) respectively.

21. Management Stock Bonus and Stock Option Plans

On April 27, 2000, contingent on the closing of MTS's initial public offering (see Note 1 General), MTS established a stock bonus plan and stock option plan for selected officers, key employees and key advisors.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Under the plans, directors, key employees and key advisors received 3,587,987 of MTS's common shares and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of MTS's common shares. At the time of the initial public offering, MTS issued 13,554,618 shares of common stock to its subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. These shares have been classified as treasury stock in the accompanying consolidated balance sheets.

Under the stock bonus plan, during the period from September 12, 2000 through September 22, 2000, 3,587,987 common shares were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding
Directors	3,049,786	0.153
Key Advisors	538,201	0.027
Total	3,587,987	0.180

All of those listed above were restricted from selling these shares for 180 days from the date of purchase. However, if an employee should leave the company before the end of the two year restricted period, such employee will not retain the rights to the shares purchased and will lose the shares. On the date the shares were granted, MTS recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4.5 million and $797, respectively, based on the intrinsic value of the shares on the date they were granted (see also Note 22 Related Parties).

Under the stock option plan, MTS's Board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 common shares of MTS. On August 14, 2001, option agreements for 1,026,682 and 830,010 common shares of MTS were granted to MTS's Board members and key employees, respectively. These options provide that on July 15, 2003, MTS's Board members and key employees may purchase MTS's common shares at $1.31 per share, which represents the 100-day average sales price of the shares at August 14, 2001.The stock options for MTS's Board members will terminate if the Board member's role is terminated before the 2002 annual general shareholder's meeting of Mobile TeleSystems. The stock options for MTS's key employees will terminate if the employee should leave MTS before July 15, 2003.

MTS is accounting for the management stock option plan in accordance with APB No. 25 under which expense is generally only recognized for a difference between the exercise price and the fair market value at the date of measurement which is the grant date in the case of a fixed plan. At August 14, 2001 the fair market price of MTS's common shares was $1.17, which is less than the exercise price of $1.31. Accordingly, no compensation expense has been recorded during the year ended December 31, 2001.

In accordance with the Russian legislation, MTS's Board members and key employees may be considered insiders with respect to Mobile TeleSystems and thus may be restricted from selling their shares.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

22. Related Parties

Related party balances as of December 31, 2000 and 2001, were comprised of the following:

	December 31	
	2000	2001
Accounts receivable, related parties:		
DeTeMobil receivable for roaming	$1,082	$677
ReCom receivable for network equipment	3,187	—
ReCom receivable for telecommunication services	425	—
Receivables from other investee companies	243	1,700
Total accounts receivable, related parties	$4,937	$2,377
Accounts payable, related parties:		
DeTeMobil payable for consulting services	$1,970	$1,970
DeTeMobil other payables	1,308	1,266
Telmos for interconnection	411	207
MTU-Inform payable	2,004	2,593
MGTS for interconnection	103	106
Total accounts payable, related parties	$5,797	$6,142

Moscow Bank of Reconstruction and Development (MBRD)

Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2000, MTS' cash position at MBRD amounted to $51.4 million including $50 million in time deposit and $1.4 million in a current account. As of December 31, 2001 MTS' cash position at MBRD amounted to $112.4 million including $105 million in time deposits and $7.4 million in a current account. The related interest accrued and collected on the deposits for the years ended December 31, 2000 and 2001 amounted to $1 million and $3 million, respectively, and was shown as a component of interest income.

Rosno OJSC

In 1999, 2000 and 2001, MTS arranged medical insurance for its employees and MTS insured its property at the amounts of approximately $193 million, $274 million and $612 million in 1999, 2000 and 2001, respectively, with Rosno Insurance whose major shareholder is Sistema. Insurance premiums paid to Rosno for the years ended December 31, 1999, 2000 and 2001, amounted to $4.7 million, $6.5 million and $8 million, respectively, including

(Amounts in thousands of U.S. dollars, unless otherwise stated)

premiums paid for medical insurance amounted to $683, $1,583 and $2,542, respectively. Management believes that all of the insurance contracts with Rosno have been entered at market terms.

Maxima Advertising Agency (Maxima)

In 1999, 2000 and 2001, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the years ended December 31, 1999, 2000 and 2001 were $1.2 million, $6.4 million and $10.1 million, respectively. Maxima is related to MTS trough MTS' directors who are also members of Maxima's board of directors

Telmos

In 1999, 2000 and 2001, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos. Interconnection and line rental fees paid to Telmos for the years ended December 31, 1999, 2000 and 2001 were approximately $3 million, $4.3 million and $4.0 million, respectively. Management believes that these arrangements are at market terms. Telmos is 40% owned by MGTS, which is majority-owned by Sistema and its affiliates.

Moscow City Telephone Network (MGTS)

In 1999, 2000 and 2001 MTS had a line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 were approximately $0.5 million, $1 million and $1.5 million, respectively. In December 2000 and 2001, MTS purchased buildings from MGTS and paid $2.9 million and $2.6 million, respectively. Management believes that all these purchases were made at market terms. MGTS related to MTS trough its directors who are members of MGTS' board of directors. In addition Sistema is the majority shareholder of MGTS.

MTU-Inform

In 1999, 2000 and 2001 MTS had interconnection and line rental agreements with MTU-Inform. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 amounted to approximately $8.4 million, $17.4 million and $29 million, respectively. In 1999, 2000 and 2001 MTS purchased telephone numbering capacity from MTU-Inform. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 amounted to $3.4 million, $11.7million and $4.7 million, respectively. Management believes that these agreements are at market terms. MTU-Inform is owned 51% by MGTS, which is majority-owned by Sistema and its affiliates.

Other

In 2000 consultants from MTS's two major shareholders advised MTS in connection with MTS's initial public offering. In April 2000, contingent on the closing of this stock offering, MTS established a stock bonus plan (see Note 21 Management Stock Bonus and Stock Option Plans). Under this plan, consultants purchased 538,201 common shares of MTS's from Rosico at nominal price 0.1 Rbls per share. In 2000 MTS recognized consulting

(Amounts in thousands of U.S. dollars, unless otherwise stated)

expenses under this plan in the amount of $797 based on the intrinsic value of the shares on the date of grant.

As discussed in Note 6, MTS acquired 81% of the outstanding stock of Telecom-900, a Russian closed joint stock company, for $27,630 from Sistema.

Invest-Svyaz-Holding

In 2001, Uraltel, FECS-900 and SCS-900 signed agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and a billing system. These leases were recorded as capital leases based on the requirements of Statement of Financial Accounting Standards No 13, "Accounting for Leases". The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within 1 year are classified as short term and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 15% to 54%.

The following table represents a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2001:

	December 31
	2001
Payments due in the year ended December 31	
2002	$4,097
2003	2,829
2004	1,247
Total minimum lease payments (undiscounted)	8,173
Less: Amount representing interest	(1,970)
Present value of net minimum lease payments	6,203
Less current portion of lease payable	(2,794)
Non-current portion of lease payable	$3,409

The current portion and long-term portion of the lease payable to Invest-Svyaz-Holding were included in current portion of capital lease obligation and capital lease obligation, net of current portion, respectively.

Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001 were $503 and $139, respectively.

23. Operating Expenses

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Operating expenses for 1999, 2000 and 2001 were comprised of the following:

	December 31		
	1999	2000	2001
Salaries and social contributions	$ 17,108	$ 33,753	$ 44,425
Taxes other than income taxes	15,655	26,859	25,312
General and administrative	11,633	20,355	21,569
Rent	4,062	7,241	9,479
Insurance	4,953	4,251	5,258
Repair and maintenance	3,252	3,225	10,578
Provision for doubtful accounts (note 9)	8,006	2,403	3,219
Consulting expenses	1,390	2,621	2,093
Billing and data processing	444	2,285	2,981
Other operating expenses	8,109	7,249	9,684
Total operating expenses	$74,612	$110,242	$134,598

For use of certain base station sites, MTS provides specified amounts of free usage of mobile telephones in lieu of rent payments. Amounts of revenues for such free usage and expenses for base station site rentals are shown at fair value. Base station site expenses incurred under barter arrangements for the years ended December 31, 1999, 2000 and 2001 were approximately $2,427, $3,251 and $2,234, respectively, and are shown as a component of rent expenses.

24. Impairment of the investment in Belarus

In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus to form a joint venture which will have a GSM 900/1800 license to operate in Belarus. Under the tender conditions, MTS is obliged:

- to make a one-time payment of $10 million to the government of Belarus;
- to form a joint venture company, in which MTS will own a 49% stake, together with the government of Belarus and a state-owned entity, and into which MTS must make a capital contribution of approximately $2.5 million in cash and
- to pay $6 million in annual installments to the government of Belarus of $1.2 million from 2003 through 2007.

Under the terms of the tender, the joint venture will be required to pay to the government of Belarus for the license a one-time fee of $5 million and an annual fee of $60,000. Once the joint venture receives the license, it will be valid for ten years, after which it may be prolonged for two additional five-year periods as long as the joint

(Amounts in thousands of U.S. dollars, unless otherwise stated)

venture fulfills the conditions of the license.

In November 2001 MTS made the $10 million payment to the government of Belarus. This amount represented an initial investment in the joint venture as it is required to allow participation in such joint venture. However, However, we believe there is significant doubt as to whether we will receive all governmental licenses and approvals necessary to begin operations in Belarus. Due to this substantial doubt whether the joint venture will be able to commence operations, the $10 million investment has been expensed. This is reflected in impairment of investments and otherexpenses in the accompanying consolidated statement of operations.

Based on the tender agreement, whereby the government of Belarus guaranteed the Company that the joint venture would receive a license to operate, the Company does not believe that it is legally obligated to make the additional $6 million of payments to the government of Belarus unless it is granted a license and commences operations. If operations do commence, this obligation will be recorded at that time or when the uncertainty is resolved.

25. Operating Licenses

In connection with providing telecommunication services, MTS and its legal predecessor have been issued various operating licenses by the Ministry of Communications (the "Ministry").

MTS' principal operating licenses are presented below.

GSM-900 Licenses

Moscow and Moscow Region — MTS has a GSM-900 cellular license (License No. 14665) for operation in Moscow and the Moscow region. This license expires in December 2004.

Tver Region — MTS has a GSM-900 cellular license (License No. 14662) for operations in the Tver region. This license expires in April 2007.

Kostroma Region — MTS has a GSM-900 cellular license (License No. 14664) to operate in the Kostroma region. This license expires in August 2007.

Komi Republic — MTS has a GSM-900 cellular license (License No. 14663) for operations in the Komi Republic. This license expires in August 2007.

MTS has GSM-900 licenses (Licenses Nos. 14452 through 14457) covering six regions bordering the Moscow region. These licenses expire in October 2006.

In connection with the ReCom acquisition, MTS gained access to GSM–900 licenses covering the Voronezh,

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Belgorod, Bryansk, Kursk, Lipetsk (Licenses No. 10020 through 10024), and Orel (License No. 10015) regions. These licenses expire in May 2008.

In connection with the UDN – 900 and ACC acquisition, MTS gained access to the GSM–900 licenses covering the Udmurt Republic (License No. 5964) and the Amur region (License No. 5608), respectively. These licenses expire in February 2007 and January 2007, respectively.

In connection with the MSS acquisition on March 2000, MTS gained access to GSM – 900 license (License No. 5544) covering the Omsk region of Russia. This license expires in December 2006.

Altai Republic — In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 18808) for operations in the Altai Republic. The License allows SCS-900 to operate from July 2001 to July 2011 provided that commencement of cellular services occurs no later than July 2002. In addition, these license requires that the network numbering capacity to achieve 800, 2,900 and 6,000 numbers as of December 2002, 2005 and 2010, respectively.

Sverdlovsk Region – In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 4817) for operations in the Sverdlovsk region. This license requires that the network numbering capacity to achieve 300,000 numbers as of December 31, 2006 and expires in March 2006.

Khabarovsk Region – In connection with the acquisition of Telecom 900 MTS gained access to GSM-900 cellular license (License No. 5607) for operations in the Khabarovsk region. This license requires that the network numbering capacity achieve 4,000 and 11,000 numbers as of December 2001 and 2007, respectively, and expires in January 2007.

GSM – 1800 Licenses

In connection with the Rosico acquisition, MTS gained access to three GSM-1800 licenses covering Moscow and the Moscow region, 18 regions in Central Russia and 11 regions in Northern, Urals and the Western Siberia Regions of Russia. These licenses expire in 2008.

Moscow and the Moscow Region – In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10006) for operation in Moscow and the Moscow region. This license requires that the installed network numbering capacity to achieve 100,000 numbers as of December 31, 2001 and expires in April 2008.

Central, Central Black Earth and Volga Regions – In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10007) for operation in the following 17 regions of the Central, Central Black Earth and Volga regions of Russia: Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orel, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov and Kirov. In addition, in October 2000, amendments to this license were approved by the Ministry that allowed Rosico to operate on the GSM –900/1800 standards in the Nizhniy

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Novgorod region. This license requires that the network numbering capacity to achieve 20,000 numbers as of December 31, 2001 and expires in April 2008. Services under the license commenced in March 2000. Management believes that the risk that the aforementioned delay would cause the license to be revoked is remote.

Northern, Urals and Western Siberia Regions – In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10011) for operation in a total of the following 6 regions of the Urals region of Russia: Udmurt Republic; Kurgan, Orenburg, Perm, Komi-Permyatsk Autonomous district and the Sverdlovsk region; Komi Republic in the Northern Region of Russia; and three regions of Western Siberia: the Tyumen Region, and the Khanty-Mansiysk and Yamalo-Nenetsk autonomous districts. In addition, in October 2000 amendments to this license were approved by the Ministry that allowed Rosico to operate on the GSM –900/1800 standards in the Kirov, Perm and Chelyabinsk Regions. This license requires that the network numbering capacity to achieve 16,000 numbers as of December 31, 2001 and expires in April 2008. Cellular services under this license had not commenced in October 1999. Other services under the license commenced only in February 2000. Management believes that the risk that the aforementioned delay would cause the license to be revoked is remote.

North-Western Region of Russia – In connection with the acquisition of Telecom XXI MTS gained access to the GSM-900/1800 cellular license (License No. 10004) for operations in St. Petersburg and the following nine North-Western regions of Russia: the Karelia Republic, the Nenetsky autonomous district, and the Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov regions. This license requires the network numbering capacity to achieve 45,000 numbers as of December 31, 2001 and expires in April 2008.

Novosibirsk Region — In connection with the acquisition of Telecom 900 MTS gained access to a GSM-900 cellular license (License No. 5965) for operation in the Novosibirsk region. In addition, in October 2000, amendments to this license were approved by the Ministry that allows SCS-900 to operate on the GSM-1800 standards in the Novosibirsk region. The license requires that the network numbering capacity to achieve 10,000 numbers and 25,000 numbers as of December 31, 2002 and 2007, respectively, and expires in February 2007.

When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of the frequency. Most of MTS' current licenses now provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $103,080. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, no payments have been made to date pursuant to any of the current licenses, which could require such payments. Further, management believes that MTS will not required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area.

In relation to these uncertainties, no amounts have been recorded in the accompanying financial statements.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Other Telecommunication Licenses

MTS has a License No. 14668 for fixed local and intercity telephone communication operations in Moscow, the Moscow region, the Tver and Kostroma regions and the Komi Republic. This license requires the number of subscribers be greater than 30,000 as of December 31, 2004 and expires in August 2004. MTS also has a License No. 15282 for fixed local and intercity telephone communication operations in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. This license expires in July 3, 2005. It requires the numbering capacity of network to achieve 14,700 numbers at the end of the third year of operation and specifies that the operations should commence no later than January 3, 2002.

MTS has a channel rent license (License No. 14666) in Moscow and the Moscow region, the Kostroma and Tver regions and the Komi Republic, and a channel rent license (License No. 14680) in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. These licenses expire in November 2003 and April 2004, respectively. MTS has a license for channel rent (License No. 16245) in the Ivanovo, Kirov, Nizhniy Novgorod, Yaroslavl regions, and a channel rent license (License No. 17774) in the Amur, Kurgan, Orenburg, Perm, Sverdlovsk, Tambov, Tyumen, Chelyabinsk regions, the Udmurt Republic, and the Komi-Permyatskiy, Khanty-Mansiysk and Yamalo-Nenetsk autonomous districts. These licenses expire in October 2005 and April 2006, respectively.

MTS has a license for data transmission services (License No. 14667) in Moscow and the Moscow region, the Kostroma and Tver regions and the Komi Republic. This license expires in December 2004.

MTS also has a license for data transmission services (License No. 15403) in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. This license expires in July 2005.

On February 15, 2001 MTS was granted a new license for data transmission services (License No. 17333) in the Komi Republic and the Udmurt Republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk, and in the following 28 regions: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow. This license requires the numbering capacity of network to achieve 100 and 1,000 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be commenced no later than February 15, 2002. This license expires in February 2006.

On January 25, 2001 MTS was granted a new license for video conference services (License No. 17169) in the Komi Republic and the Udmurt Republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk; and in the following 28 regions: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow city. This license requires the numbering capacity of network to achieve 2 and 24 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be

(Amounts in thousands of U.S. dollars, unless otherwise stated)

commenced no later than January 25, 2002. This license expires in January 2006.

On May 18, 2001 MTS was granted a new license for audio conference services (License No. 18228) in the Komi republic and the Udmurt republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk; and in 28 regions as follows: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow city. This license requires that the numbering capacity of network to achieve 3 and 10 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be commenced no later than May 18, 2002. This license expires in May 2006.

On October 4, 2001 MTS was granted a new license for fixed local and long distance communication operations (License No. 19615) in the Amur, Ivanovo, Kirov, Nizhny Novgorod, Omsk. Perm, Sverdlovsk and Yaroslavl regions and the Udmurt republic. This license requires that the numbering capacity of the network to achieve 900 numbers as of December 31, 2004 and specifies that the operations should be commenced no later than October 4, 2002. This license expires in October 2011.

On October 4, 2001 MTS was granted a new license for data transmission services (License No. 19596) in the Karelia republic, the Nenetsk autonomous region, St. Petersburg and the following 6 north-western regions: Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod. This license requires that the numbering capacity of network to achieve 10 and 100 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that operations should be commenced no later than October 4, 2002. This license expires in October 2006.

In connection with ReCom acquisition, MTS gained access to ReCom licenses for data transmission services and channels rent (License No. 14113 and No. 14024, respectively) in the Voronezh, Belgorod, Bryansk, Kursk, Lipetsk and Orel regions. The licenses expire in December 2004.

In connection with the acquisition of MSS MTS gained access to the MSS license for fixed local telephone communication using wireless connection operations (License No. 8957) in the Omsk region. This license requires that the network numbering capacity to achieve 14,000 and 20,000 numbers at the end of the third year of operation and as of December 31, 2002, respectively, and expires in December 2007

In connection with the acquisition of Telecom 900 MTS gained access to license for channel rent (License No. 9476) in the Sverdlovsk region. This license requires the network numbering capacity to achieve 1,176 and 1,680 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in March 2003.

In connection with the acquisition of Telecom 900 MTS gained access to a license for channel rent (License No. 11843) in the Novosibirsk region. This license requires that the network numbering capacity achieve 9,240

(Amounts in thousands of U.S. dollars, unless otherwise stated)

and 13,200 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in April 2004.

In connection with the acquisition of Telecom 900 MTS gained access to a license for data transmission services (License No. 15486) in the Sverdlovsk region. This license requires that the numbering capacity achieve 1,500 and 2,500 numbers as of December 31, 2001 and at the end of the license period, respectively, and expires in July 2005.

In connection with the acquisition of Telecom 900 MTS gained access to a license for data transmission services (License No. 17810) in the Novosibirsk region. This license requires that the numbering capacity achieve 50,000 and 150,000 numbers as of December 31, 2002 and at the end of the license period, respectively, and expires in April 2006.

In connection with the acquisition of MSS gained access to a license for data transmission services (License No. 17152) in the Omsk region. This license permits operations from January 2001 to January 2006 provided that commencement of cellular services occurs no later than January 2002. The license requires that network numbering capacity to achieve 350 and 500 numbers at the end of the third year of operation and at the end of the license period, respectively.

In connection with the acquisition of MSS MTS gained access to for channel rent license (License No. 17030) in the Omsk region. The license requires that the network numbering capacity to achieve 350 and 500 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in April 2006.

In connection with the acquisition of Telecom 900 MTS gained access to for channel rent license (License No. 17765) in the Khabarovsk region. The license requires the commencement of operations no later than April 2002 and expires in April 2006.

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Recorded values of licenses acquired

	December 31 2001
Moscow license area (Rosico)	$227,025
North-Western region (Telecom XXI)	76,415
Five regions of Asian Russia (Telecom-900)	43,087
Seven regions of European Russia (RTC)	19,503
Six regions of European Russia (ReCom)	8,864
Other	2,379
Licenses, at gross book value	$377,273
Accumulated amortization	(79,783)
Total licenses, net	$297,490

26. Commitments and Contingencies

Commitments

As of December 31, 2001, MTS committed to further purchase of network property, plant and equipment in the amount of approximately $189 million.

In 2002 MTS agreed to purchase its previously rented office building from MGTS, a related party, for the amount of approximately $2.6 million.

Negative Net Equity of Rosico

In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's equity (net assets), as determined under Russian accounting legislation, falls below certain minimum levels, specifically below zero, such company can be forced to liquidation.

During 2000 and 2001, Rosico reported significant losses in its financial statements compiled in accordance with Russian accounting legislation. As a result, at December 31, 2000 and 2001, Rosico reported a deficit in equity (negative net equity) in its financial statements compiled in accordance with Russian accounting legislation.

27. Subsequent Events

(Amounts in thousands of U.S. dollars, unless otherwise stated)

Issue of Eurobonds

On March 19, 2002 MTS Finance issued $50 million 10.95% notes at a price of 101.616%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, including the offering premium, were $50.8 million.

Acquisition of ZAO Kuban GSM

On March 29, 2002 MTS completed acquisition of a controlling share (51%) in Krasnodar-based CJSC Kuban GSM for $71.4 million. Kuban GSM has about 500,000 subscribers and operates in thirteen major cities throughout the Russian Federation, including Sochi, Krasnodar and Novorossisk. The remaining 49% of shares in Kuban GSM are owned by OOO "KubTelecom". Under the terms of the acquisition agreement, MTS has the right to buy and OOO "KubTelecom" has the right to sell all remaining shares of Kuban GSM held by OOO "KubTelecom" at market price anytime until February 15, 2006. Also MTS will subscribe for an additional 3,600 ordinary shares of Kuban GSM through a closed subscription approved by an Extraordinary General Meeting of shareholders of Kuban GSM on February 15, 2002, at a price of $14,000 per share. If MTS were to subscribe for these additional 3,600 shares, its stake in Kuban GSM would increase to approximately 63%. Management believes that this transaction will be completed in first half of 2002. This acquisition will be accounted for by the purchase method in the first quarter of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*_______________
Name: Mikhail Smirnov
Title: President

Date: **May 16, 2002**

* By: ______________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities